Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2022 AND 2021

(Unaudited)

Maverix Metals Inc.

Condensed Interim Consolidated Statements of Financial Position

(in thousands of United States dollars - unaudited)

	September 30, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	$15,589	$17,059
Accounts receivable (Note 15)	14,010	7,889
Prepaid gold interests (Note 5)	10,553	7,618
Investments (Note 6)	1,307	2,689
Prepaid expenses and other	1,505	1,000
Total current assets	42,964	36,255

Non-current assets
Royalty, stream and other interests (Note 3 and 4)	348,813	314,907
Prepaid gold interests (Note 5)	37,577	40,084
Investments (Note 6)	3,043	-
Deferred financing costs and other	1,456	1,289
Total assets	$433,853	$392,535

Liabilities
Current liabilities
Trade and other payables	$5,026	$2,910
Total current liabilities	5,026	2,910

Non-current liabilities
Credit facility (Note 7)	46,500	12,500
Deferred tax liability (Note 13)	8,175	5,311
Total liabilities	59,701	20,721

Equity
Capital and reserves
Share capital (Note 8a)	338,692	336,801
Reserves	9,743	10,008
Accumulated other comprehensive (loss) income	(3,024)	274
Retained earnings	28,741	24,731
Total equity	374,152	371,814
Total liabilities and equity	$433,853	$392,535

Contractual Obligations (Note 16)

Subsequent Events (Note 17)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ON BEHALF OF THE BOARD:

“signed”	Geoff Burns, Director	“signed”	Dan O’Flaherty, Director

Maverix Metals Inc.

Condensed Interim Consolidated Statements of Income and Comprehensive Income

(in thousands of United States dollars, except for per share and share data – unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2022	2021	2022	2021
Royalty revenue (Note 14)	$8,093	$7,983	$20,582	$22,865
Sales (Note 14)	8,217	5,675	24,579	18,182
Total revenue	16,310	13,658	45,161	41,047

Cost of sales, excluding depletion	(5,145)	(3,072)	(15,143)	(6,256)
Depletion (Note 4)	(4,501)	(3,317)	(10,932)	(10,776)
Total cost of sales	(9,646)	(6,389)	(26,075)	(17,032)
Gross profit	6,664	7,269	19,086	24,015

Administration expenses (Note 9)	(1,368)	(1,395)	(4,455)	(4,181)
Project evaluation expenses (Note 9)	(794)	(893)	(2,873)	(3,171)
Change in fair value of prepaid gold interests (Note 5)	1,150	-	4,659	-
Income from operations	5,652	4,981	16,417	16,663

Other income and expenses
Gain on royalty transactions (Note 3b)	-	-	-	10,983
Gain on conversion of debenture (Note 3b)	-	-	-	2,410
Foreign exchange loss	(153)	(191)	(261)	(238)
Other income (expense)	34	(87)	(254)	(83)
Finance expense	(404)	(250)	(1,063)	(764)
Income before income taxes	5,129	4,453	14,839	28,971

Income tax expense (Note 13)	(1,876)	(1,624)	(5,308)	(7,665)
Net income	$3,253	$2,829	$9,531	$21,306

Earnings per share (Note 10)
Basic earnings per share	$0.02	$0.02	$0.06	$0.15
Diluted earnings per share	$0.02	$0.02	$0.06	$0.14

Weighted average number of common shares outstanding:
Basic	147,379,354	144,545,083	147,202,156	142,195,423
Diluted	148,563,922	148,849,878	149,228,140	149,088,176

Other comprehensive income
Net income	$3,253	$2,829	$9,531	$21,306
Item that will not be subsequently re-classified to net income:
Changes in fair value of investments, net of tax (Note 6)	(607)	(1,618)	(3,298)	(2,941)
Comprehensive income	$2,646	$1,211	$6,233	$18,365

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Maverix Metals Inc.

Condensed Interim Consolidated Statements of Cash Flows

(in thousands of United States dollars - unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2022	2021	2022	2021
Operating activities
Net income for the period	$3,253	$2,829	$9,531	$21,306

Non-cash cost of sales related to prepaid gold interests (Note 5)	3,509	1,816	10,231	1,816
Depletion and amortization	4,547	3,355	11,005	10,888
Share-based compensation	304	446	1,229	1,216
Change in fair value of prepaid gold interests (Note 5)	(1,150)	-	(4,659)	-
Gain on royalty transactions (Note 3b)	-	-	-	(10,983)
Gain on conversion of debenture (Note 3b)	-	-	-	(2,410)
Foreign exchange loss (gain) and other	90	(160)	402	110
Finance expense	404	250	1,063	764
Income tax expense	1,876	1,624	5,308	7,665
Withholding and income taxes paid	(236)	(478)	(1,368)	(2,379)
Changes in non-cash working capital (Note 11)	(3,106)	(404)	(7,249)	3,577
Net cash provided by operating activities	$9,491	$9,278	$25,493	$31,570

Investing activities
Acquisition of royalty, stream and other interests (Note 3 and 4)	(39,583)	3	(44,616)	(7,142)
Acquisition of prepaid gold interests (Note 5)	-	(50,097)	(6,000)	(50,097)
Proceeds from buy back of royalty interest and other (Note 3b)	-	1,500	-	51,000
Acquisition of investments (Note 6)	(3,237)	(393)	(5,271)	(393)
Proceeds from disposal of equity investments (Note 6)	-	-	-	11,186
Net cash (used in) provided by investing activities	$(42,820)	$(48,987)	$(55,887)	$4,554

Financing activities
Proceeds from credit facility (Note 7)	34,000	23,500	39,000	23,500
Repayment of credit facility (Note 7)	-	-	(5,000)	(32,000)
Financing costs and interest paid	(306)	(677)	(829)	(1,053)
Dividends paid (Note 8e)	(1,843)	(1,823)	(5,521)	(4,996)
Proceeds from exercise of stock options and warrants (Note 8b and 8c)	-	9,933	1,335	11,226
Net cash provided by (used in) financing activities	$31,851	$30,933	$28,985	$(3,323)

Effect of exchange rate changes on cash and cash equivalents	(41)	80	(61)	(5)
(Decrease) increase in cash and cash equivalents	(1,519)	(8,696)	(1,470)	32,796
Cash and cash equivalents at the beginning of the period	17,108	49,252	17,059	7,760
Cash and cash equivalents	$15,589	$40,556	$15,589	$40,556

Supplemental cash flow information (Note 11)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Maverix Metals Inc.

Condensed Interim Consolidated Statements of Changes in Equity

(in thousands of United States dollars, except for number of shares - unaudited)

	Issued shares	Share capital $	Share warrant reserve $	Share option reserve $	Accumulated other comprehensive (loss) income $	Retained earnings $	Total equity $
As at December 31, 2021	146,720,355	336,801	5,094	4,914	274	24,731	371,814
Total comprehensive income	-	-	-	-	(3,298)	9,531	6,233
Dividend declared (Note 8e)	-	-	-	-	-	(5,521)	(5,521)
Reclassification of restricted share units (Note 8d)	-	-	-	(820)	-	-	(820)
Shares issued for options exercised (Note 8c)	643,638	1,815	-	(480)	-	-	1,335
Share-based compensation	15,361	76	-	1,035	-	-	1,111
As at September 30, 2022	147,379,354	338,692	5,094	4,649	(3,024)	28,741	374,152

As at December 31, 2020	140,488,309	318,530	6,609	4,045	4,326	7,479	340,989
Total comprehensive income	-	-	-	-	(2,941)	21,306	18,365
Dividend declared (Note 8e)	-	-	-	-	-	(4,996)	(4,996)
Shares issued for Royalty Portfolio (Note 3b)	491,071	2,740	-	-	-	-	2,740
Shares issued for warrants exercised (Note 8b)	4,125,000	11,183	(1,250)	-	-	-	9,933
Shares issued for options exercised (Note 8c)	739,949	1,971	-	(678)	-	-	1,293
Share-based compensation	1,026	5	-	1,211	-	-	1,216
As at September 30, 2021	145,845,355	334,429	5,359	4,578	1,385	23,789	369,540

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

1.	NATURE OF OPERATIONS

Maverix Metals Inc. (“Maverix” or the “Company”) is incorporated and domiciled in Canada and its registered head office address is Suite 575, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Canada. The Company’s common shares trade on the New York Stock Exchange American and Toronto Stock Exchange under the symbol “MMX”.

Maverix is a resource-based company that seeks to acquire and manage royalties and metal purchase agreements (a “Stream” or “Streams”) on projects that are in an advanced stage of development, on operating mines producing precious or other metals, or in some circumstances, exploration stage projects or other interests. Royalty interests (“Royalty” or “Royalties”) are non-operating interests in mining projects that provide Maverix with the right to a percentage of the gross revenue from the metals produced from the project (a “Gross Revenue Royalty” or “GRR”) or the net revenue after the deduction of specified costs (a “Net Smelter Returns Royalty” or “NSR” royalty). Under a Stream interest, Maverix makes an upfront payment to acquire the Stream and then receives the right to purchase, at a fixed or variable price per unit based on the spot price of the precious or other metal, a percentage of the life of mine production or a specified time period.

These unaudited condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on November 14, 2022.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of Compliance

These unaudited condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), applicable to preparation of interim financial statements including International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021 (the “2021 Annual Financial Statements”).

The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s 2021 Annual Financial Statements, with the exception of the amended accounting policy described in Note 2(d). The Company’s interim results are not necessarily indicative of its results for a full year.

b)	Basis of Preparation

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value. The unaudited condensed interim consolidated financial statements are presented in United States dollars (“USD”), unless otherwise noted.

c)	Estimation Uncertainty

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and expected impacts on global commerce are anticipated to be far reaching. To date there has been significant volatility in the stock market and in the commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions and the global movement of people and some goods has become restricted. In the current environment, estimates and assumptions about future production, commodity prices, exchange rates, discount rates, future capital expansion plans and associated production implications at the underlying mines and other interests in which the Company holds a royalty or stream interest are subject to greater variability than normal, which could significantly affect the valuation of our assets, both non-financial and financial.

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

The conflict between Russia and Ukraine and any restrictive actions that have or may be taken in response thereto, such as sanctions, export and or currency controls, have caused and could have further negative impacts on the underlying operator to continue operations of the Omolon mine where the Company owns a 2.5% GRR. As at September 30, 2022, the Company has not recorded any adjustments related to these previously described events (Note 4 and 15).

d)	Amended Accounting Policy

Restricted share units (RSUs)

Under the restricted share unit plan (the “RSU Plan”), awards can be either cash or equity settled upon vesting at the discretion of the Board of Directors of the Company. The Board of Directors plans to settle all grants under the RSU Plan in cash on a prospective basis. Share-based compensation expense relating to cash-settled RSUs is accrued over the vesting period with the related obligation recorded as a restricted share unit liability which is included in trade and other payables. At the end of each reporting period, the expense and liability are adjusted for changes in the fair market value of Maverix common shares and the estimated number of awards that are expected to vest.

3.	ROYALTY TRANSACTIONS

a)	During the Nine Months Ended September 30, 2022

Barrick Royalty Portfolio

In September 2022, the Company completed the Purchase and Sale Agreement (the “Agreement”) entered into with Barrick Gold Corp. (“Barrick”) to acquire a portfolio of 22 royalties (the “Barrick Royalty Portfolio”) for upfront cash consideration of $50.0 million, subject to any right of first refusal or buydown rights under certain of the royalties, and contingent consideration of up to $10.0 million (Note 16).

On September 26, 2022, Skeena Resources Ltd. (“Skeena”) announced that it had exercised its right to repurchase 0.5% of the 1.0% NSR royalty on the Eskay Creek project from Barrick for a payment of C$17.5 million ($12.8 million). The remaining 0.5% NSR royalty is not subject to any further reductions. As a result of Skeena’s exercise of its repurchase right, Maverix’s upfront cash payment to Barrick was reduced from $50.0 million to $37.2 million on closing.

The significant royalties acquired in the Barrick Royalty Portfolio include the 0.5% NSR royalty on the Eskay Creek project operated by Skeena, the 2.0% NSR royalty on the Bullfrog Gold project operated by Augusta Gold Corp., the 2.0% NSR royalty on the refractory sulphide ore project of the Lagunas Norte mine operated by Boroo Pte Ltd and a pair of 1.0% – 2.0% NSR royalties on the Tankoro deposit of the Sanutura project operated by Sarama Resources Ltd. The Company also acquired seventeen development and exploration stage royalties, of which, there are twelve in Australia, two in the United States and one in each of Canada, Chile and Argentina.

Sleeping Giant Mine NSR Royalty

In September 2022, the Company acquired a 2% NSR royalty interest in the Sleeping Giant mine located in the Abitibi district in Quebec and operated by Abcourt Mines Inc. (“Abcourt”) for cash consideration of $2.0 million. Abcourt can reduce the NSR royalty by up to 1.0% through cash payments of $2.0 million and $4.0 million before the 3rd and 6th anniversaries of closing the transaction, respectively.

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

Acquisition of Gold Royalties in Nevada

In March 2022, the Company acquired three royalties on gold projects located in Nevada from an indirect, wholly owned subsidiary of Waterton Precious Metals Fund II Cayman, LP in exchange for a $5.0 million cash payment. The royalty package includes a 3.5% to 4% NSR royalty on the Lewis property owned by Orla Mining Ltd. (“Orla”) and two other 4% royalties on exploration ground which either form part of or are adjacent to Orla’s South Railroad project.

b)	During the Nine Months Ended September 30, 2021

Royalty Portfolio

In June 2021, the Company completed the Purchase and Sale Agreement entered into with Pan American Silver Corp. (“Pan American”) to acquire a portfolio of six royalties (the “Royalty Portfolio”). As consideration for the Royalty Portfolio, the Company issued 491,071 common shares and paid $7.0 million in cash.

The fair value of the Royalty Portfolio acquired was determined to be $9.8 million. The Company used comparable transactions for exploration or other assets to determine the fair value of the individual assets within the Royalty Portfolio. The excess of the fair value of the Royalty Portfolio of $9.8 million over the cash consideration paid of $7.0 million was allocated to the common shares.

The significant royalties acquired in the Royalty Portfolio include the 1.0%-2.5% NSR royalty on the Fenn-Gib gold project owned by Mayfair Gold Corp. and the 3.0% NSR royalty on the Recuperada project owned by Silver X Mining Corp. The Company also acquired four exploration stage royalties, of which, there are two in Canada and one in each of the United States and Mexico.

Hope Bay

In August 2019, Maverix entered into an agreement to purchase an additional 1.5% NSR royalty on the Hope Bay mine in Nunavut, Canada, previously owned and operated by TMAC Resources Inc. (“TMAC”) for a cash payment of $40.0 million (the “Additional Royalty”). Under the Additional Royalty agreement, TMAC had the right to buy back the entire Additional Royalty for a cash payment of $50.0 million in the event of a change of control transaction of TMAC (as defined in the Additional Royalty agreement) that was announced prior to June 30, 2021. In February 2021, Agnico Eagle Mines Limited (“Agnico Eagle”) completed the acquisition of TMAC. Concurrent with the acquisition, Agnico Eagle provided notice to the Company and exercised the buyback right with respect to 1.5% of the total 2.5% NSR royalty the Company owned on the Hope Bay mine. As a result of the buy back, the Company received $50.0 million and recorded a gain on the buy back of the Hope Bay royalty interest of $11.0 million. The Company has retained a 1% NSR royalty on the Hope Bay mine that is not subject to any reductions.

Additional El Mochito Stream

In March 2021, Maverix converted all amounts outstanding under a $1.0 million convertible debenture into an additional 5% silver Stream on the operating El Mochito mine on the same terms as the existing El Mochito silver Stream (the “Additional Silver Stream”). The Company used a discounted cash flow model to determine the fair value of the Additional Silver Stream and recognized a $2.4 million gain on the conversion of the debenture. The discounted cash flow model used a discount rate of 10% and a silver price based on analyst metal price projections and management expectations.

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

4.	ROYALTY, STREAM AND OTHER INTERESTS

As at and for the nine months ended September 30, 2022:

		Cost			Accumulated Depletion
	Country	Opening	Additions/ (Disposals)	Ending	Opening	Depletion	Ending	Carrying Amount
		$	$	$	$	$	$	$
Beta Hunt	AUS	9,421	-	9,421	(5,477)	(315)	(5,792)	3,629
Camino Rojo	MEX	40,195	-	40,195	(69)	(2,260)	(2,329)	37,866
Cerro Blanco	GTM	16,069	-	16,069	-	-	-	16,069
Cerro Casale	CHL	7,053	-	7,053	-	-	-	7,053
Converse	USA	10,039	-	10,039	-	-	-	10,039
DeLamar	USA	9,068	-	9,068	-	-	-	9,068
El Mochito	HON	11,144	-	11,144	(4,053)	(960)	(5,013)	6,131
El Peñón	CHL	442	-	442	-	(29)	(29)	413
Florida Canyon	USA	12,823	-	12,823	(3,709)	(588)	(4,297)	8,526
Gemfield	USA	8,799	-	8,799	-	-	-	8,799
Hope Bay	CAN	23,305	-	23,305	(2,506)	-	(2,506)	20,799
Karma	BFA	20,080	-	20,080	(7,702)	(493)	(8,195)	11,885
La Colorada	MEX	17,400	-	17,400	(5,287)	(799)	(6,086)	11,314
McCoy-Cove	USA	18,553	-	18,553	-	-	-	18,553
Moose River	CAN	3,700	-	3,700	(2,922)	(325)	(3,247)	453
Moss	USA	20,283	-	20,283	(7,241)	(1,197)	(8,438)	11,845
Mt Carlton	AUS	9,436	-	9,436	(8,270)	(308)	(8,578)	858
Omolon	RUS	33,899	-	33,899	(9,795)	(2,092)	(11,887)	22,012
Recuperada	PER	3,207	20	3,227	-	(472)	(472)	2,755
San Jose	MEX	5,500	-	5,500	(3,827)	(501)	(4,328)	1,172
Silvertip	CAN	4,340	-	4,340	(454)	-	(454)	3,886
Vivien	AUS	3,301	-	3,301	(3,065)	(95)	(3,160)	141
Other	Various	106,980	44,596	151,576	(15,751)	(278)	(16,029)	135,547
Total(1)		395,037	44,616	439,653	(80,128)	(10,712)	(90,840)	348,813

(1)	Royalty, stream and other interests include non-depletable assets of $124.3 million and depletable assets of $224.5 million.

Omolon

Due to the conflict between Russia and Ukraine and any restrictive actions that have or may be taken in response thereto, such as sanctions, export and or currency controls, the Company has estimated the recoverable amount of its Omolon royalty interest as at September 30, 2022 and determined the recoverable amount is greater than the carrying value of $22.0 million. The recoverable amount was determined using a discounted cash flow model in estimating the fair value less cost of disposal. This is a level 3 measurement due to unobservable inputs in the discounted cash flow model. Key assumptions used in the cash flow forecast were a mine life of approximately five years, metal price forecasts by research analysts and management expectations, the timing of receipt of accrued royalty revenue and a 20% discount rate. The recoverable amount of the Omolon royalty interest is most sensitive to changes in mine life, metals prices, and or timing of receipt of accrued royalty revenue. In isolation, a one-year reduction in the mine life, a 10% decrease in metal prices or delaying the receipt of accrued royalty revenue by one year would result in a reduction in the recoverable amount of $2.8 million, $2.1 million and $1.3 million, respectively. In each of these three scenarios the recoverable amount would still be greater than the carrying value of $22.0 million. The Company has determined there is no impairment at September 30, 2022, but the conflict and restrictive actions that may be taken in response thereto, such as sanctions, export and or currency controls are constantly evolving. Consequently, there remains a risk that future developments could result in a material adjustment to the carrying value in our royalty interest and receivable.

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

As at and for the year ended December 31, 2021:

		Cost			Accumulated Depletion
	Country	Opening	Additions/ (Disposals)	Ending	Opening	Depletion	Inventory Adjustment	Disposals	Ending	Carrying Amount
		$	$	$	$	$	$	$	$	$
Beta Hunt	AUS	9,421	-	9,421	(4,763)	(714)	-	-	(5,477)	3,944
Camino Rojo	MEX	40,173	22	40,195	-	(69)	-	-	(69)	40,126
Cerro Blanco	GTM	16,069	-	16,069	-	-	-	-	-	16,069
Cerro Casale	CHL	7,053	-	7,053	-	-	-	-	-	7,053
Converse	USA	10,039	-	10,039	-	-	-	-	-	10,039
DeLamar	USA	9,068	-	9,068	-	-	-	-	-	9,068
El Mochito	HON	7,734	3,410	11,144	(2,638)	(1,348)	(68)	-	(4,054)	7,090
Florida Canyon	USA	12,823	-	12,823	(2,901)	(808)	-	-	(3,709)	9,114
Gemfield	USA	8,799	-	8,799	-	-	-	-	-	8,799
Hope Bay	CAN	63,324	(40,019)	23,305	(3,621)	(389)	-	1,502	(2,508)	20,797
Karma	BFA	20,080	-	20,080	(6,054)	(1,648)	-	-	(7,702)	12,378
La Colorada	MEX	17,400	-	17,400	(4,433)	(854)	-	-	(5,287)	12,113
McCoy-Cove	USA	18,553	-	18,553	-	-	-	-	-	18,553
Moose River	CAN	3,700	-	3,700	(2,387)	(535)	-	-	(2,922)	778
Moss	USA	20,283	-	20,283	(5,097)	(1,993)	(151)	-	(7,241)	13,042
Mt Carlton	AUS	9,436	-	9,436	(6,742)	(1,528)	-	-	(8,270)	1,166
Omolon	RUS	10,093	23,806	33,899	(3,492)	(6,303)	-	-	(9,795)	24,104
San Jose	MEX	5,500	-	5,500	(2,893)	(934)	-	-	(3,827)	1,673
Silvertip	CAN	4,340	-	4,340	(454)	-	-	-	(454)	3,886
Vivien	AUS	3,301	-	3,301	(2,847)	(219)	-	-	(3,066)	235
Other	Various	100,769	9,860	110,629	(15,426)	(323)	-	-	(15,749)	94,880
Total(1)		397,958	(2,921)	395,037	(63,748)	(17,665)	(219)	1,502	(80,130)	314,907

(1)	Royalty, stream and other interests include non-depletable assets of $80.3 million and depletable assets of $234.6 million.

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

5.	PREPAID GOLD INTERESTS

In January 2022, the Company entered into a prepaid gold interest agreement with Elevation Gold Mining (“Elevation”). The Company made a cash payment of $6.0 million to Elevation and in return Elevation will provide the Company six quarterly deliveries of certain amounts of gold plus the equivalent amount of gold equal to $1.0 million beginning in March 2022. The Company will make ongoing cash payments equal to 5% of the spot gold price for each gold ounce delivered.

In September 2021, Maverix entered into an agreement with Auramet Capital Partners, L.P., a subsidiary of Auramet International LLC (“Auramet”), to acquire a prepaid gold interest and enter into a long-term strategic partnership. The Company made a cash payment of $50.0 million to acquire a gold interest that will deliver 1,250 ounces of gold plus an amount of gold that is equivalent to all dividends distributed by Auramet on 2% of its shares to Maverix per quarter. Maverix will make ongoing cash payments equal to 16% of the spot gold price for each gold ounce delivered. On and after ten years and 50,000 ounces of gold have been delivered to Maverix, Auramet shall have the option to terminate the stream for a cash payment of $5.0 million less certain cash flows related to the gold deliveries.

The following table summarizes the prepaid gold interests as at September 30, 2022 and changes during the nine months then ended:

Prepaid Gold Interests
Opening Balance, September 2021	$50,103
Gold deliveries	(3,711)
Change in fair value	1,310
Balance at December 31, 2021	47,702
Additions	6,000
Gold deliveries	(10,231)
Change in fair value	4,659
Balance at September 30, 2022	48,130
Less: Current portion	(10,553)
Non-current portion	$37,577

During the three and nine months ended September 30, 2022, the Company recognized a gain of $1.2 million and $4.7 million, respectively, as a result of changes in the fair value of the prepaid gold interests ($nil for the comparable periods in 2021). The non-cash partial settlement of the prepaid gold interests included in cost of sales for the three and nine months ended September 30, 2022 is $3.5 million and $10.2 million, respectively ($1.8 million for the comparable periods 2021).

6.	INVESTMENTS

As at and for the nine months ended September 30, 2022:

	Balance at December 31, 2021	Additions	Disposals	Fair Value Adjustments	Interest Revenue	Balance at September 30, 2022
Short-term investments:
Common shares(1)	$2,678	$2,465	$-	$(3,844)	$-	$1,299
Warrants(2)	11	233	-	(236)	-	8
Total short-term investments	$2,689	$2,698	$-	$(4,080)	$-	$1,307

Non-current investment:
Loan receivable(3)	$-	$3,000	$-	$-	$43	$3,043
Total investments	$2,689	$5,698	$-	$(4,080)	$43	$4,350

(1)	Fair value adjustments recorded within Other comprehensive income.
(2)	Fair value adjustments recorded within Net income.
(3)	Interest revenue recorded within Net income.

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

During the nine months ended September 30, 2022, the Company acquired $2.0 million worth of units of Elevation at a price of CAD$0.53 per unit. Each unit consisted of one common share and one common share purchase warrant of Elevation which entitles the holder to purchase one common share of Elevation at a price of CAD$0.70 per warrant for a period of 60 months from closing.

In August 2022, the Company entered into a $6.0 million revolving credit facility with Elevation. Under the terms of the agreement, interest accrues on any unpaid principal at an interest rate of 12% per annum compounded on a monthly basis, with all accrued interest and principal payable on or before December 31, 2023.  On closing, the Company advanced $3.0 million to Elevation. Subsequent to September 30, 2022, the Company advanced an additional $1.5 million (Note 17).

As at and for the year ended December 31, 2021:

	Balance at December 31, 2020	Additions	Disposals	Fair Value Adjustments	Debenture Conversion	Balance at December 31, 2021
Short-term investments:
Common shares(1)	$18,190	$372	$(11,196)	$(4,688)	$-	$2,678
Warrants(2)	48	21	-	(58)	-	11
Total short-term investments	$18,238	$393	$(11,196)	$(4,746)	$-	$2,689

Non-current investment:
Convertible debenture(2)	$1,000	$-	$-	$2,410	$(3,410)	$-
Total investments	$19,238	$393	$(11,196)	$(2,336)	$(3,410)	$2,689

(1)	Fair value adjustments recorded within Other comprehensive income.
(2)	Fair value adjustments recorded within Net income.

As part of a financing conducted by a company Maverix had an investment in, Maverix agreed to exercise 19.5 million share purchase warrants at CAD$0.40 per common share and sell the underlying common shares received for CAD$0.50 per common share for total proceeds of $7.7 million (CAD$9.8 million) which closed in February 2021.

7.	CREDIT FACILITY

The following table summarizes the Company’s $160.0 million revolving credit facility (the “Credit Facility”) as at September 30, 2022 and changes during the nine months then ended:

Credit Facility
Balance at December 31, 2020	$32,000
Proceeds	23,500
Repayment	(43,000)
Balance at December 31, 2021	12,500
Proceeds	39,000
Repayment	(5,000)
Balance at September 30, 2022	$46,500

Amortization of the deferred financing costs related to the Credit Facility for the three and nine months ended September 30, 2022, were $0.1 million and $0.2 million, respectively ($0.1 million and $0.3 million for the comparable periods in 2021). As at September 30, 2022, the Company was in compliance with all of the covenants related to the Credit Facility.

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

8.	SHARE CAPITAL

a)	Authorized, Issued and Outstanding shares

The Company is authorized to issue an unlimited number of common shares without par value and preferred shares. No preferred shares have been issued.

b)	Share Purchase Warrants

A summary of the Company’s outstanding warrants as at September 30, 2022 is presented below:

Number outstanding	Exercise Price	Expiry Date
5,000,000	$3.28	June 29, 2023

In July 2021, 4,125,000 common share purchase warrants were exercised for gross proceeds of $9.9 million to the Company. At the time of exercise, the weighted-average common share price of the warrants exercised during the three and nine months ended September 30, 2021 was $4.83 per share.

c)	Share Purchase Options

The following table summarizes stock options which were outstanding and exercisable as at September 30, 2022 and 2021 and changes during the nine months then ended:

	Number of Options Outstanding	Weighted average exercise price per option (CAD$)
Balance at December 31, 2021	4,025,493	$4.83
Granted	954,792	$6.23
Exercised	(643,638)	$2.80
Balance at September 30, 2022	4,336,647	$5.44

Options which have vested and are exercisable as at September 30, 2022	2,830,145	$4.95

Balance at December 31, 2020	4,068,884	$4.05
Granted	827,565	$6.57
Exercised	(739,949)	$2.44
Forfeited	(131,007)	$5.17
Balance at September 30, 2021	4,025,493	$4.83

A summary of the Company’s outstanding stock options as at September 30, 2022 is presented below:

Number outstanding	Exercise Price (CAD$)	Expiry Date
696,485	$3.30	May 31, 2023
722,057	$5.18	April 3, 2024
50,000	$6.48	August 9, 2024
268,313	$5.83	December 12, 2024
787,435	$5.17	March 10, 2025
30,000	$6.54	June 24, 2025
827,565	$6.57	March 26, 2026
954,792	$6.23	March 22, 2027
4,336,647

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

The following are the weighted average assumptions used in the Black-Scholes Model to estimate the fair value of stock options granted for the nine months ended September 30, 2022 and 2021:

	Nine months ended
	September 30
	2022	2021
Risk-free interest rate	2.1%	0.5%
Expected volatility	43%	46%
Expected life	3 years	3 years
Expected dividend yield	1.0%	0.8%

The weighted average common share price during the nine months ended September 30, 2022 was $4.72 per share at the time the options were exercised, respectively ($5.25 per share for the comparable period in 2021). The weighted average remaining contractual life of the options as at September 30, 2022 was 2.63 years (2021: 2.71 years).

d)	Restricted Share Units (“RSUs”)

Under the RSU Plan, awards can be either cash or equity settled upon vesting at the discretion of the Board of Directors of the Company. As the Company did not have a present obligation to settle in cash, the awards were treated as equity-settled instruments which were measured at fair value at the date of grant and recorded in reserves over the vesting period. The Board of Directors now plans to settle all grants under the RSU Plan in cash on a prospective basis. As a result of the change in settlement, $0.8 million was reclassified from reserves within total equity to a restricted share unit liability which is included in trade and other payables.

The following table summarizes RSUs which were outstanding as at September 30, 2022 and 2021 and changes during the nine months then ended:

	Number of RSUs Outstanding	Weighted average fair value per RSU (CAD$)
Balance at December 31, 2021	345,146	$6.37
Granted	295,819	$6.01
Settled	(32,705)	$4.40
Balance at September 30, 2022	608,260	$3.35

Balance at December 31, 2020	192,694	$5.72
Granted	184,613	$6.96
Balance at September 30, 2021	377,307	$6.32

e)	Dividends

During the nine months ended September 30, 2022, the Board of Directors of the Company declared and paid dividends of $0.0125, $0.0125 and $0.0125 per common share ($0.0125, $0.0125 and $0.01 per common share for the comparable period in 2021).

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

9.	OPERATING EXPENSES BY NATURE

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Compensation and benefits	$1,093	$1,078	$3,756	$3,931
Corporate administration	409	311	1,137	805
Listing and filing fees	39	207	205	412
Professional fees	271	208	928	876
Amortization	46	38	73	112
Operating expenses before share-based compensation	1,858	1,842	6,099	6,136
Share-based compensation	304	446	1,229	1,216
Total operating expenses	$2,162	$2,288	$7,328	$7,352

10.	EARNINGS PER SHARE

Basic and diluted earnings per share is calculated based on the following:

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Net income	$3,253	$2,829	$9,531	$21,306
Basic weighted average number of shares	147,379,354	144,545,083	147,202,156	142,195,423
Basic earnings per share	$0.02	$0.02	$0.06	$0.15

Effect of dilutive securities
Warrants	671,753	3,300,348	1,195,318	5,530,845
Stock options	231,880	878,576	550,149	1,225,792
RSUs	280,935	125,871	280,517	136,116
Diluted weighted average number of common shares	148,563,922	148,849,878	149,228,140	149,088,176
Diluted earnings per share	$0.02	$0.02	$0.06	$0.14

The following table lists the weighted average number of warrants, stock options and RSUs which were excluded from the computation of diluted earnings per share because the exercise prices plus the unamortized share-based compensation per share exceeded the average market value of the common shares during the three and nine months ending September 30, 2022 of $3.79 and $4.31, respectively ($4.78 and $5.26 for the comparable periods in 2021).

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Warrants	-	-	-	-
Stock options	3,640,162	907,565	1,847,380	599,898
RSUs	-	74,368	-	36,775

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

11.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended September 30		Nine months ended September 30
Changes in non-cash working capital:	2022	2021	2022	2021
Accounts receivable	$(4,266)	$90	$(6,712)	$6,494
Prepaid expenses and other	(6)	88	(726)	(401)
Trade and other payables	1,166	251	189	(16)
Deferred revenue	-	(833)	-	(2,500)
Changes in non-cash working capital	$(3,106)	$(404)	$(7,249)	$3,577

Significant non-cash transactions:
Equity issued for Royalty Portfolio (Note 3b)	$-	$-	$-	$2,740
Conversion of debenture (Note 3b)	-	-	-	3,410
Settlement of receivables in equity investments	427	-	427	-

Cash and cash equivalents at the end of the period:
Cash at bank	$15,589	$40,556	$15,589	$40,556

12.	RELATED PARTY DISCLOSURES

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including any director of the Company. Compensation for key management personnel of the Company was as follows:

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Compensation and benefits	$927	$948	$2,978	$3,366
Share-based compensation	259	289	1,052	881
Total compensation	$1,186	$1,237	$4,030	$4,247

During the three months ended March 31, 2022, the Company purchased $0.3 million of refined gold from Pan American at a price of $650 per ounce purchased under its La Colorada gold Stream agreement (Note 16). As of April 1, 2022, Pan American is no longer considered to have significant influence over the Company due to a change in its shareholdings of the Company and other factors.

13.	INCOME TAXES

Income tax recognized in net income is comprised of the following:

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Current tax expense	$810	$723	$1,910	$2,112
Deferred tax expense	1,066	901	3,398	5,553
Income tax expense	$1,876	$1,624	$5,308	$7,665

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rates to the income before income taxes due to the following:

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Income before income taxes	$5,129	$4,453	$14,839	$28,971
Statutory tax rate	27%	27%	27%	27%
Expected income tax expense	$1,385	$1,202	$4,007	$7,822

Increase (decrease) due to:
Foreign tax rate differences	23	89	156	289
Non-deductible expenses	84	120	314	328
Withholding taxes	58	178	342	576

Change in unrecognized temporary differences	283	(583)	518	(748)
Recognition of temporary differences	43	502	33	(964)
Effect of true-ups in prior year temporary and other differences	-	116	(62)	362
Income tax expense	$1,876	$1,624	$5,308	$7,665

Deferred Tax Assets and Liabilities

The following table summarizes the composition of the Company’s deferred tax assets and liabilities:

	September 30, 2022	December 31, 2021
Deferred tax assets and liabilities
Non-capital losses	$12,687	$12,006
Investments and other	1,299	686
Prepaid gold interests	(1,612)	(354)
Royalty, stream and other interests	(20,549)	(17,649)
Total net deferred tax liabilities	$(8,175)	$(5,311)

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

14.	SEGMENT INFORMATION

For the three months ended September 30, 2022:

	Primary Product	Royalty revenue	Sales	Costs of sales, excluding depletion	Depletion	Change in fair value of prepaid gold interests	Income before taxes	Cash from (used in) operations
		$	$	$	$	$	$	$
Auramet (USA)	Gold	-	2,857	(2,857)	-	1,081	1,081	1,568
Beta Hunt (AUS)	Gold	1,805	-	-	(123)	-	1,682	1,752
Camino Rojo (MEX)	Gold	979	-	-	(870)	-	109	946
El Mochito (HON)	Silver	-	1,791	(456)	(468)	-	867	761
El Peñón (CHL)	Gold	70	-	-	6	-	76	18
Elevation (CAN)	Gold	-	1,171	(1,171)	-	69	69	1,113
Florida Canyon (USA)	Gold	596	-	-	(189)	-	407	788
Karma (BFA)	Gold	-	-	-	-	-	-	-
La Colorada (MEX)	Gold	-	983	(375)	(211)	-	397	608
Moose River (CAN)	Gold	185	-	-	(160)	-	25	295
Moss (USA)	Silver	-	1,415	(286)	(477)	-	652	1,128
Mt Carlton (AUS)	Gold	268	-	-	(65)	-	203	257
Omolon (RUS)	Gold	2,893	-	-	(1,397)	-	1,496	-
Recuperada (PER)	Silver	137	-	-	(110)	-	27	-
San Jose (MEX)	Silver	469	-	-	(184)	-	285	500
Vivien (AUS)	Gold	467	-	-	(32)	-	435	525
Other (Various)	Various	224	-	-	(221)	-	3	222
Total segments		8,093	8,217	(5,145)	(4,501)	1,150	7,814	10,481
Operating expenses		-	-	-	-	-	(2,162)	(652)
Foreign exchange		-	-	-	-	-	(153)	(41)
Finance expense		-	-	-	-	-	(404)	-
Income taxes paid		-	-	-	-	-	-	(236)
Other		-	-	-	-	-	34	(61)
Total corporate		-	-	-	-	-	(2,685)	(990)
Consolidated total		8,093	8,217	(5,145)	(4,501)	1,150	5,129	9,491

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

For the three months ended September 30, 2021:

	Primary Product	Royalty revenue	Sales	Costs of sales, excluding depletion	Depletion	Income before taxes	Cash from (used in) operations
		$	$	$	$	$	$
Auramet (USA)	Gold	-	2,166	(2,166)	-	-	1,816
Beta Hunt (AUS)	Gold	2,706	-	-	(195)	2,511	1,979
El Mochito (HON)	Silver	-	1,744	(439)	(326)	979	1,305
Florida Canyon (USA)	Gold	809	-	-	(225)	584	759
Hope Bay (CAN)	Gold	340	-	-	(115)	225	321
Karma (BFA)	Gold	632	-	-	(393)	239	746
La Colorada (MEX)	Gold	-	707	(256)	(142)	309	451
Moose River (CAN)	Gold	207	-	-	(73)	134	500
Moss (USA)	Silver	-	1,058	(211)	(358)	489	848
Mt Carlton (AUS)	Gold	919	-	-	(442)	477	1,003
Omolon (RUS)	Gold	1,152	-	-	(758)	394	622
San Jose (MEX)	Silver	629	-	-	(248)	381	641
Vivien (AUS)	Gold	552	-	-	(42)	510	472
Other (Various)	Various	37	-	-	-	37	37
Total segments		7,983	5,675	(3,072)	(3,317)	7,269	11,500
Operating expenses		-	-	-	-	(2,288)	(1,832)
Foreign exchange		-	-	-	-	(191)	80
Finance expense		-	-	-	-	(250)	-
Income taxes paid		-	-	-	-	-	(478)
Other		-	-	-	-	(87)	8
Total corporate		-	-	-	-	(2,816)	(2,222)
Consolidated total		7,983	5,675	(3,072)	(3,317)	4,453	9,278

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

For the nine months ended September 30, 2022:

	Primary Product	Royalty revenue	Sales	Costs of sales, excluding depletion	Depletion	Change in fair value of prepaid gold interests	Income before taxes	Cash from (used in) operations
		$	$	$	$	$	$	$
Auramet (USA)	Gold	-	8,169	(8,169)	-	4,366	4,366	6,024
Beta Hunt (AUS)	Gold	5,049	-	-	(315)	-	4,734	4,699
Camino Rojo (MEX)	Gold	2,708	-	-	(2,260)	-	448	1,813
El Mochito (HON)	Silver	-	4,336	(1,076)	(1,028)	-	2,232	2,686
El Peñón (CHL)	Gold	105	-	-	(29)	-	76	18
Elevation (CAN)	Gold	-	3,557	(3,557)	-	293	293	3,379
Florida Canyon (USA)	Gold	1,966	-	-	(588)	-	1,378	2,048
Karma (BFA)	Gold	837	-	-	(493)	-	344	1,016
La Colorada (MEX)	Gold	-	4,017	(1,430)	(799)	-	1,788	2,587
Moose River (CAN)	Gold	649	-	-	(325)	-	324	828
Moss (USA)	Silver	-	4,500	(911)	(1,349)	-	2,240	3,589
Mt Carlton (AUS)	Gold	1,178	-	-	(308)	-	870	1,730
Omolon (RUS)	Gold	4,430	-	-	(2,092)	-	2,338	-
Recuperada (PER)	Silver	564	-	-	(472)	-	92	-
San Jose (MEX)	Silver	1,409	-	-	(501)	-	908	1,420
Vivien (AUS)	Gold	1,340	-	-	(95)	-	1,245	1,342
Other (Various)	Various	347	-	-	(278)	-	69	489
Total segments		20,582	24,579	(15,143)	(10,932)	4,659	23,745	33,668
Operating expenses		-	-	-	-	-	(7,328)	(6,563)
Foreign exchange		-	-	-	-	-	(261)	(61)
Finance expense		-	-	-	-	-	(1,063)	-
Income taxes paid		-	-	-	-	-	-	(1,368)
Other		-	-	-	-	-	(254)	(183)
Total corporate		-	-	-	-	-	(8,906)	(8,175)
Consolidated total		20,582	24,579	(15,143)	(10,932)	4,659	14,839	25,493

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

For the nine months ended September 30, 2021:

	Primary Product	Royalty revenue	Sales	Costs of sales, excluding depletion	Depletion	Gain on buy back of royalty interest	Income before taxes	Cash from (used in) operations
		$	$	$	$	$	$	$
Auramet (USA)	Gold	-	2,166	(2,166)	-	-	-	1,816
Beta Hunt (AUS)	Gold	7,864	-	-	(561)	-	7,303	7,824
El Mochito (HON)	Silver	-	7,003	(1,709)	(1,199)	-	4,095	5,294
Florida Canyon (USA)	Gold	2,260	-	-	(622)	-	1,638	2,095
Hope Bay (CAN)	Gold	1,030	-	-	(341)	10,983	11,672	3,829
Karma (BFA)	Gold	2,083	-	-	(1,285)	-	798	2,260
La Colorada (MEX)	Gold	-	3,555	(1,292)	(763)	-	1,500	2,263
Moose River (CAN)	Gold	1,025	-	-	(412)	-	613	1,252
Moss (USA)	Silver	-	5,458	(1,089)	(1,729)	-	2,640	4,370
Mt Carlton (AUS)	Gold	2,303	-	-	(1,154)	-	1,149	2,166
Omolon (RUS)	Gold	2,528	-	-	(1,675)	-	853	3,561
San Jose (MEX)	Silver	1,894	-	-	(732)	-	1,162	1,902
Vivien (AUS)	Gold	1,705	-	-	(186)	-	1,519	1,808
Other (Various)	Various	173	-	-	(117)	-	56	172
Total segments		22,865	18,182	(6,256)	(10,776)	10,983	34,998	40,612
Operating expenses		-	-	-	-	-	(7,352)	(6,338)
Foreign exchange		-	-	-	-	-	(238)	(5)
Gain on convertible debenture		-	-	-	-	-	2,410	-
Finance expense		-	-	-	-	-	(764)	-
Income taxes paid		-	-	-	-	-	-	(2,379)
Other		-	-	-	-	-	(83)	(320)
Total corporate		-	-	-	-	-	(6,027)	(9,042)
Consolidated total		22,865	18,182	(6,256)	(10,776)	10,983	28,971	31,570

Non-current Assets by Geographical Region:

	September 30, 2022	December 31, 2021
North America
USA	$154,380	$146,245
Mexico	60,452	64,012
Canada	52,195	37,969
South & Central America
Guatemala	16,069	16,069
Peru	18,161	11,607
Chile	10,173	10,073
Honduras	6,130	7,090
Dominican Republic	5,160	5,160
Argentina	3,450	3,200
Other
Russia	22,012	24,104
Burkina Faso	18,515	12,508
Australia	12,667	6,691
Côte d’Ivoire	4,030	4,030
Ghana	3,527	3,527
Various	3,968	3,995
Total(1)	$390,889	$356,280

(1)	Includes royalty, stream, and other interests (Note 4), prepaid gold interests (Note 5), loan receivable (Note 6) and deferred financing costs and other.

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

15.	FINANCIAL RISK MANAGEMENT

The Company has exposure to a variety of financial risks from its use of financial instruments. This note presents information about the Company's exposure to each of these risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital.

Capital Risk Management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, streams and other interests, while optimizing its capital structure by balancing debt and equity. At September 30, 2022, the capital structure of the Company consists of $374.2 million (December 31, 2021: $371.8 million) of total equity, comprising of share capital, reserves, accumulated other comprehensive (loss) income, and retained earnings, and $46.5 million (December 31, 2021: $12.5 million) drawn on the Company’s Credit Facility. The Company was not subject to any externally imposed capital requirements with the exception of complying with certain covenants under the Credit Facility (Note 7). The Company is in compliance with its debt covenants at September 30, 2022.

Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, accounts receivables and loan receivables in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash and cash equivalents in several high-quality financial institutions and closely monitors its accounts receivable balances. The Company’s accounts receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Maverix’s royalty portfolio.

Currency Risk

Financial instruments that impact the Company’s net income due to currency fluctuations include cash and cash equivalents, accounts receivable, investments, and trade and other payables denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian dollar denominated monetary assets and liabilities at September 30, 2022, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the USD would increase (decrease) net income by $0.0 million and other comprehensive income by $0.1 million, respectively.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account anticipated cash flows from operations, holding of cash and cash equivalents, and the amount available under the Credit Facility. As at September 30, 2022, the Company had cash and cash equivalents of $15.6 million (December 31, 2021: $17.1 million) and working capital of $37.9 million (December 31, 2021: $33.3 million). In addition, at September 30, 2022, the Company had $113.5 million available under its Credit Facility (Note 7).

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

Other Risks

The conflict between Russia and Ukraine and any restrictive actions that have or may be taken in response thereto, such as sanctions, export and or currency controls, have caused and could have further potential negative impacts on the Company’s ability to receive payments under its royalty interest in the Omolon mine in Russia that is operated by Polymetal International plc (“Polymetal”). At September 30, 2022, the Company’s accounts receivable related to its Omolon royalty interest is $7.3 million, which includes $4.4 million of amounts past due. If the Company is unable to collect the accounts receivable from Polymetal within a reasonable period of time, the Company may be required to re-measure this accounts receivable balance based on the revised expected timing of receipt. If the expected timing of the receipt of the accounts receivable from Polymetal is delayed for one year, the Company would recognize a reduction in the accounts receivable of $1.2 million.

The Company is exposed to equity price risk as a result of holding common shares in other mining companies with a combined fair market value as at September 30, 2022 of $1.3 million (December 31, 2021: $2.7 million) (Note 6). The equity prices of investments are impacted by various underlying factors including commodity prices and the volatility in global markets as a result of COVID-19 and the daily exchange traded volume of the equity may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the equity. Based on the Company’s investments held as at September 30, 2022, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) other comprehensive income by $0.1 million.

Fair Value Measurements

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares held that have direct listings on an exchange are classified as Level 1.

Level 2: Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities.

Level 3: Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

The following table summarizes the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at September 30, 2022 and December 31, 2021. In accordance with IFRS 13, Fair Value Measurements, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	As at September 30, 2022			As at December 31, 2021
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Common shares	$1,299	$-	$-	$2,678	$-	$-
RSU liability	794	-	-	-	-	-
Warrants	-	8	-	-	11	-
Prepaid gold interests	-	-	48,130	-	-	47,702
Total	$2,093	$8	$48,130	$2,678	$11	$47,702

The fair value of the prepaid gold interests are determined using a discounted cash flow model with unobservable inputs including gold prices based on analyst metal price projections and management expectations. As a result, the fair value of the prepaid gold interests are designated as a Level 3 fair value measurement (Note 5).

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

16.	CONTRACTUAL OBLIGATIONS

In connection with its Streams and prepaid gold interests, the Company has committed to purchase the following:

	Percent of life of mine production or relevant commodity	Per ounce cash payment: Lesser of amount below and the then prevailing market price (unless otherwise noted)
Gold Stream interests
La Bolsa	5%	$450
La Colorada	100%	$650

Silver Stream interests
El Mochito	25%	25% of silver spot price
Moss	100%(1)	20% of silver spot price

Prepaid Gold Interests
Auramet	1,250 ounces plus 2% of dividends paid(2) per quarter	16% of gold spot price
Elevation	Gold equivalent of $1.0 million plus certain fixed amounts of gold per quarter(3)	5% of gold spot price

(1)	After 3.5 million ounces of silver are delivered, Maverix’s silver purchase entitlement will be 50% of the remaining life of mine silver production.
(2)	Amount of gold that is the equivalent value to all dividends distributed by Auramet International LLC on 2% of its shares.
(3)	Nine quarterly deliveries ending in June 2023.

In connection with the acquisition of the Silvertip Royalty in 2017, the Company may issue an additional 1,400,000 common shares of the Company when the Silvertip mine achieves commercial production and a cumulative throughput of 400,000 tonnes of ore through the processing plant is achieved.

In connection with the acquisition of a portfolio of royalties from Newmont Corporation in October 2020, the Company agreed to make certain contingent cash payments of up to $15.0 million if certain production milestones at certain assets are achieved within five years of closing the acquisition.

In connection with increasing and expanding the royalty interest at Omolon, the Company agreed to make an additional $1.5 million cash payment upon sales of 1.2 million gold equivalent ounces.

In connection with the acquisition of the Barrick Royalty Portfolio in September 2022, the Company agreed to make up to a total of $10.0 million in contingent payments if the following events occur within six years of the closing date: (i) $6.0 million payable upon Eskay Creek receiving all material permits required to commence construction; (ii) $2.0 million payable when the Company has received $10.0 million in payments from the Barrick Royalty Portfolio (excluding any proceeds derived from Eskay Creek); and (iii) $2.0 million payable when the Company has received $20.0 million in payments from the Barrick Royalty Portfolio (excluding any proceeds derived from Eskay Creek).

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

17.	SUBSEQUENT EVENTS

Maverix and Triple Flag to Combine

On November 10, 2022, the Company announced that it had entered into a definitive agreement (the “Agreement”) with Triple Flag Precious Metals Corp. (“Triple Flag”) in which Triple Flag will acquire all the issued and outstanding common shares of Maverix pursuant to a Plan of Arrangement (the “Transaction”), positioning Triple Flag as the leading emerging senior streaming and royalty company.

Pursuant to the Transaction, the Company’s shareholders may elect to receive either $3.92 in cash or 0.360 of a Triple Flag share per Maverix share held, representing share consideration of $3.92 per Maverix share based on the closing price of Triple Flag shares on November 9, 2022 of $10.89. The shareholder election will be subject to pro-ration such that the cash consideration will not exceed 15% of the total consideration and the share consideration will not exceed 85% of the total consideration. Maverix shareholders who do not elect to receive either Triple Flag shares or cash will be deemed to elect default consideration of 0.360 Triple Flag shares per Maverix share.

Under the terms of the Agreement, the Transaction will be carried out by way of a court-approved Plan of Arrangement under the Canada Business Corporations Act, and will require the approval of at least (i) 66 22/3% of the votes cast be shareholders of Maverix at a special meeting and (ii) if required, minority shareholder approval in accordance with Multilateral Instrument 61-101.

Completion of the Transaction is also subject to regulatory and court approvals and other customary closing conditions. The Agreement includes customary provisions, including non-solicitation by Maverix of alternative transactions, a right of Triple Flag to match superior proposals and an approximately $24 million termination fee, payable under certain circumstances. Subject to receiving requisite court approval, the special meeting of shareholders of Maverix is expected to be held in early January 2023 and the Transaction is also expected to close in January 2023.

Quarterly Dividend Declared

On November 14, 2022, the Board of Directors of the Company declared a quarterly dividend of $0.0125 per common share payable on December 15, 2022, to shareholders of record as of the close of business on November 30, 2022.

Loan Receivable

Subsequent to September 30, 2022, the Company advanced Elevation $1.5 million under the revolving credit facility.